UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*


                                AirGate PCS, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    009367301
                                 (CUSIP Number)

                                 Louise Guarneri
                           Credit Suisse First Boston
                              Eleven Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 17, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009367301                   13D


   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [ ]
        (b) [X]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [X]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland

                           7    SOLE VOTING POWER

                                See Item 5.

    NUMBER OF SHARES       8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                See Item 5.
     EACH REPORTING
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH
                                See Item 5.

                           10   SHARED DISPOSITIVE POWER

                                See Item 5.

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 5.

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        See Item 5.

   14   TYPE OF REPORTING PERSON*

        BK, HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

         This Statement on Schedule 13D (this "Statement") relates to the Common Stock, $0.01 par value per share (the "Shares"), of AirGate PCS, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Harris Tower, 233 Peachtree St. N.E., Suite 1700, Atlanta, Georgia 30303.

Item 2.           Identity and Background.

         In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "Reporting Person"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

         The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The address of CSFBI's principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

         CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), a Delaware corporation and holding company. CSFB-USA is the sole member of Credit Suisse First Boston LLC ("CSFB LLC"), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Company. CSFB LLC is the successor company of Credit Suisse First Boston Corporation ("CSFBC"), and all references hereinafter to CSFBC shall be deemed to refer to CSFB LLC. The address of the principal business and office of each of CSFB-USA and CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

         The Bank owns all the voting stock of Credit Suisse First Boston (International) Holding AG ("CSFBH"), a Swiss company. CSFBH acts as a holding company for certain subsidiaries of Credit Suisse First Boston in Europe, and since December 1996, in the Pacific region. The address of the principal business and office of CSFBH is Bahnhofstrasse 17, P.O. Box 234, CH-6301 Zug, Switzerland.

         CSFBH owns all of the voting equity of Credit Suisse First Boston (UK) Investments ("CSFB-UKI"), a UK limited liability company that acts as an investment holding company for the UK interests of CSFB. The address of the principal business and office of CSFB-UKI is One Cabot Square, London, UK, E14 4QJ.

         Credit Suisse First Boston International ("CSFB-Int") is a UK bank that structures and trades over-the-counter derivative products linked to interest rates, equities, foreign exchange and credit. The address of the principal business and office of CSFB-Int is One Cabot Square, London, UK, E14 4QJ. The Bank owns a majority of CSFB-Int's voting equity. CSG and CSFBH own the remaining voting equity. CSFB-UKI owns a majority of CSFB-Int's non-voting equity. The Bank and CSG own the remaining non-voting equity. The address of CSFB-Int's principal business and office is One Cabot Square, London, UK, E14 4QJ.

         CSG is a global financial services company with three distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse business unit (the "Credit Suisse business unit") and the Winterthur business unit (the "Winterthur business unit"). The Credit Suisse business unit offers global private banking and corporate and retail banking services in Switzerland. The Winterthur business unit provides life and non-life insurance and pension products to private and corporate clients worldwide. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

         CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management, the Credit Suisse business unit and the Winterthur business unit) may beneficially own the Shares of the Company to which this Statement relates, and such Shares are not reported in this Statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of Asset Management, the Credit Suisse business unit and the Winterthur business unit disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management, the Credit Suisse business unit and the Winterthur business unit.

         The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI and CSFB-Int are set forth on Schedules A-1 through A-7 attached hereto, each of which is incorporated by reference herein.

         Except as otherwise provided herein, during the past five years none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI or CSFB-Int nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-7 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

         On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. ("NASDR") and the Securities and Exchange Commission ("SEC") resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings ("IPOs"). CSFB-USA was then the sole stockholder of CSFBC.

         CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC's Complaint or the Letter of Acceptance, Waiver and Consent ("AWC") filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated "hot" IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

         Under the terms of the coordinated settlement:

         o CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

         o CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

         In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR's review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

         The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

         Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC's conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

         On August 13, 2002, Mr. John A. Ehinger, an executive officer of CSFB-USA and board member of CSFB LLC, without admitting or denying any alleged violation, entered into a settlement with the NASD resolving outstanding investigations of Mr. Ehinger into his alleged failure to supervise with a view toward preventing CSFBC's violations of NASD Rules 2110, 2330, 2710 and 3110, and Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder. Under the terms of the settlement, Mr. Ehinger agreed to (1) the payment of a fine of $200,000, (2) a suspension from associating with a member firm in any and all capacities for 30 calendar days, and (3) a suspension from acting in any supervisory capacity for 30 additional calendar days, such supervisory suspension beginning after the suspension in all capacities had been served.

         On October 31, 2003, the U.S. District Court for the Southern District of New York (the "SDNY") approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the "Global Settlement"). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a Securities and Exchange Commission's ("SEC") complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC's complaint also alleged that CSFB LLC engaged in inappropriate "spinning" of "hot" IPO allocations in violation of New York Stock Exchange ("NYSE") and NASD Inc. ("NASD") rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC's books and records relating to certain transactions violated the broker-dealer record-keeping provisions of
Section 17(a) of the Securities Exchange Act of 1934, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

          Under the terms of the Global Settlement:

          o CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

          o CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts' involvement in investment banking "pitches" and "roadshows," (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB's customers, and (iv) make its analysts' historical price targets (among other things) publicly available.

          o CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE
               Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.

Item 3.           Source and Amount of Funds.

         The aggregate consideration (exclusive of commissions) paid by CSFB LLC and CSFB-Int for the acquisitions of the Company's Shares was $20,621,113, consisting of $17,621,113 paid by CSFB LLC and $3,000,000 paid by CSFB-Int.

         The funds used by CSFB LLC and CSFB-Int to make these acquisitions came from working capital.

Item 4.           Purpose of the Transaction.

         CSFB LLC acquired 1,211 shares for customer facilitation purposes, 40,500 shares as part of risk arbitrage trading strategies, 6,356 shares as part of index arbitrage trading strategies, 12,967 shares as part of statistical arbitrage trading strategies, and 526,916 shares as part of proprietary trading strategies. CSFB-Int acquired 66,083 shares as part of proprietary trading strategies.

         Each of CSFB LLC and CSFB-Int intends to optimize the value of its investments and, therefore, will review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, each of CSFB LLC and CSFB-Int may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares or other securities through open market purchases, privately negotiated transactions, a tender offer, an exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares or other securities in the open market, in privately negotiated transactions, through a public offering or otherwise.

         Except as set forth herein, each of CSFB LLC and CSFB-Int has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

         (a) As of December 22, 2004, the Reporting Person may be deemed to beneficially own an aggregate of 654,033 Shares, consisting of 587,950 Shares held directly by CSFB LLC and 66,083 Shares held directly by CSFB-Int.

         Accordingly, the Reporting Person may be deemed to beneficially own 5.6% of the outstanding Shares.

         To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFB-Int nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-7 attached hereto, beneficially owns any additional Shares.

          (b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares among the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI and CSFB-Int.

         (c) Schedule B, which is incorporated herein by reference, sets forth the transactions in the Shares effected by the Reporting Person and its subsidiaries during the period beginning October 22, 2004 and ending December 22, 2004, inclusive.

         (d) No other person is known by the Reporting Person to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI or CSFB-Int.

         (e) Not applicable.

                                               SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: December 27, 2004

                                    CREDIT SUISSE FIRST BOSTON, on behalf of the CREDIT SUISSE FIRST BOSTON BUSINESS UNIT

                                    By:  /s/ Louise  Guarneri
                                        -----------------------------------
                                        Name:  Louise Guarneri
                                        Title: Director

                                  SCHEDULE A-1

                   EXECUTIVE OFFICERS OF THE REPORTING PERSON


The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name                         Business Address          Title                                 Citizenship
---------------------------  ------------------------  ------------------------------------  -----------
Brady W. Dougan              Eleven Madison Avenue     Chief Executive Officer of CSFB       United
                             New York, NY 10010 USA                                          States

Paul Calello                 Eleven Madison Avenue     Chairman and Chief Executive          United
                             New York, NY 10010 USA    Officer of the Asia-Pacific Region    States

Christopher Carter           Seventeen Columbus        Chairman of CSFB Europe and Global    Canada
                             Courtyard                 Investment Banking
                             London E14 4DA,
                             Great Britain

John A. Ehinger              Eleven Madison Avenue     Co-Head of Equity Division            United
                             New York, NY 10010 USA                                          States

Brian Finn                   Eleven Madison Avenue     President                             United
                             New York, NY 10010 USA                                          States

Bennett J. Goodman           Eleven Madison Avenue     Chairman and Head of Alternative      United
                             New York, NY 10010 USA    Capital Division                      States

John Harrison                Eleven Madison Avenue     Managing Director                     United
                             New York, NY 10010 USA                                          States

James P. Healy               Eleven Madison Avenue     Co-Head of the Fixed Income Division  United
                             New York, NY 10010 USA                                          States

Michael E. Kenneally         Eleven Madison Avenue     Chairman and Global Chief Executive   United
                             New York, NY 10010 USA    Officer of Credit Suisse Asset        States
                                                       Management

James E. Kreitman            One Cabot Square          Co-Head of the Equity Division        United
                             London E14 4QJ,                                                 States
                             Great Britain

Gary G. Lynch                Eleven Madison Avenue     Executive Vice Chairman and Global    United
                             New York, NY 10010 USA    General Counsel                       States

Neil Moskowitz               Eleven Madison Avenue     Chief Financial Officer               United
                             New York, NY 10010 USA                                          States

Eileen K. Murray             Eleven Madison Avenue     Head of Global Technology,            United
                             New York, NY 10010 USA    Operations and Product Control        States

Adebayo O. Ogunlesi          Eleven Madison Avenue     Executive Vice Chairman and Chief     Nigeria
                             New York, NY 10010 USA     Client Officer

Joanne Pace                  Eleven Madison Avenue     Global Head of Human Resources        United
                             New York, NY 10010 USA                                          States

Richard Edward Thornburgh    Eleven Madison Avenue     Executive Vice Chairman of            United
                             New York, NY 10010 USA    Executive Board                       States

Jerome C. Wood               Eleven Madison Avenue     Co-Head of the Fixed Income Division  United
                             New York, NY 10010 USA                                          States

                                  SCHEDULE A-2

      EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON, INC.


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.


Name                         Business Address          Title                                 Citizenship
---------------------------  ------------------------  ------------------------------------  -----------
Brian D. Finn                Eleven Madison Avenue     Board Member, President and Chief     United
                             New York, NY 10010 USA    Executive Officer                     States

Neil Moskowitz               Eleven Madison Avenue     Board Member and Managing Director    United
                             New York, NY 10010 USA                                          States

Eileen K. Murray             Eleven Madison Avenue     Board Member and Managing Director    United
                             New York, NY 10010 USA                                          States

Frank J. DeCongelio          Eleven Madison Avenue     Bank Account Officer                  United
                             New York, NY 10010 USA                                          States

Brady W. Dougan              Eleven Madison Avenue     Managing Director                     United
                             New York, NY 10010 USA                                          States

D. Wilson Ervin              Eleven Madison Avenue     Managing  Director                    United
                             New York, NY 10010 USA                                          States

Gary G. Lynch                Eleven Madison Avenue     Managing Director and General         United
                             New York, NY 10010 USA    Counsel                               States

Robert C. O'Brien            Eleven Madison Avenue     Managing Director and Chief Credit    United
                             New York, NY 10010 USA    Officer                               States

Adebayo O. Ogunlesi          Eleven Madison Avenue     Managing Director                     Nigeria
                             New York, NY 10010 USA

Carlos Onis                  Eleven Madison Avenue     Managing Director                     United
                             New York, NY 10010 USA                                          States

Neil Radey                   Eleven Madison Avenue     Managing Director                     United
                             New York, NY 10010 USA                                          States

Jeffrey H. Salzman           Eleven Madison Avenue     Managing Director                     United
                             New York, NY 10010 USA                                          States

Lewis H. Wirshba             Eleven Madison Avenue     Managing Director and Treasurer       United
                             New York, NY 10010 USA                                          States

Paul C. Wirth                Eleven Madison Avenue     Managing Director, Chief Accounting   United
                             New York, NY 10010 USA    Officer and Controller                States


                                  SCHEDULE A-3

   EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (USA), INC.


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.


Name                         Business Address          Title                                 Citizenship
---------------------------  ------------------------  ------------------------------------  -----------
Brian D. Finn                Eleven Madison Avenue     President, Chief Executive Officer    United
                             New York, NY 10010 USA    and Board Member                      States

Neil Moskowitz               Eleven Madison Avenue     Board Member and Managing Director    United
                             New York, NY 10010 USA                                          States

Eileen K. Murray             Eleven Madison Avenue     Board Member and Managing Director    United
                             New York, NY 10010 USA                                          States

Peter E. Calamari            Eleven Madison Avenue     Managing Director                     United
                             New York, NY 10010 USA                                          States

Frank J. DeCongelio          Eleven Madison Avenue     Managing Director                     United
                             New York, NY 10010 USA                                          States

Brady W. Dougan              Eleven Madison Avenue     Managing Director                     United
                             New York, NY 10010 USA                                          States

John A. Ehinger              Eleven Madison Avenue     Managing Director                     United
                             New York, NY 10010 USA                                          States

D. Wilson Ervin              Eleven Madison Avenue     Managing  Director                    United
                             New York, NY 10010 USA                                          States

Andrew B. Federbusch         Eleven Madison Avenue     Managing Director                     United
                             New York, NY 10010 USA                                          States

James P. Healy               Eleven Madison Avenue     Managing Director                     United
                             New York, NY 10010 USA                                          States

James E. Kreitman            One Cabot Square          Managing Director                     United
                             London E14 4QJ,                                                 States
                             Great Britain

Gary G. Lynch                Eleven Madison Avenue     Managing Director and General         United
                             New York, NY 10010 USA    Counsel                               States

Robert C. O'Brien            Eleven Madison Avenue     Chief Credit Officer                  United
                             New York, NY 10010 USA                                          States

Adebayo O. Ogunlesi          Eleven Madison Avenue     Managing Director                     Nigeria
                             New York, NY 10010 USA

Neil Radey                   Eleven Madison Avenue     Managing Director                     United
                             New York, NY 10010 USA                                          States

Jeffrey H. Salzman           Eleven Madison Avenue     Managing Director                     United
                             New York, NY 10010 USA                                          States

Lewis H. Wirshba             Eleven Madison Avenue     Managing Director and Treasurer       United
                             New York, NY 10010 USA                                          States

Paul C. Wirth                Eleven Madison Avenue     Chief Financial and Accounting        United
                             New York, NY 10010 USA    Officer                               States

Jerome C. Wood               Eleven Madison Avenue     Managing Director                     United
                             New York, NY 10010 USA                                          States


                                  SCHEDULE A-4

       EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON LLC


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston LLC. The business address of Credit Suisse First Boston LLC is Eleven Madison Avenue, New York, New York 10010.


Name                         Business Address          Title                                 Citizenship
---------------------------  ------------------------  ------------------------------------  -----------
Brian D. Finn                Eleven Madison Avenue     President, Chief Executive Officer    United States
                             New York, NY 10010 USA    and Board Member


John A. Ehinger              Eleven Madison Avenue     Board Member                          United States
                             New York, NY 10010 USA

Jerome C. Wood               Eleven Madison Avenue     Board Member                          United States
                             New York, NY 10010 USA

Frank J. DeCongelio          Eleven Madison Avenue     Managing Director, Head of            United States
                             New York, NY 10010 USA    Operations and Bank Account Officer

Gary G. Lynch                Eleven Madison Avenue     Managing Director and General         United States
                             New York, NY 10010 USA    Counsel

Paul J. O'Keefe              Eleven Madison Avenue     Chief Financial Officer               United States
                             New York, NY 10010 USA

Lewis H. Wirshba             Eleven Madison Avenue     Treasurer                             United States
                             New York, NY 10010 USA


                                  SCHEDULE A-5

                       EXECUTIVE OFFICERS AND DIRECTORS OF
              CREDIT SUISSE FIRST BOSTON (INTERNATIONAL) HOLDING AG


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (International) Holding AG. The business address of Credit Suisse First Boston (International) Holding AG is Bahnhofstrasse 17, P.O. Box 234, CH-6301 Zug, Switzerland.


Name                         Business Address          Title                                 Citizenship
---------------------------  ------------------------  ------------------------------------  -----------
Neil Moskowitz               Eleven Madison Avenue     Chairman and President                United States
                             New York, NY 10010 USA

Marc Adam                    One Cabot Square          Director                              Switzerland
                             London E14 4QJ,
                             Great Britain

Marco M. Illy                Bahnhofstrasse 17         Director                              Switzerland
                             P.O. Box 234
                             CH-6301 Zug, Switzerland

Fritz Muller                 Nuschelerstrasse 1        Director                              Switzerland
                             CH-8001, Zurich,
                             Switzerland

Agnes F. Reicke              Uetlibergstrasse 231      Director                              Switzerland
                             CH-8045 Zurich,
                             Switzerland

Friedemann Renz              Uetlibergstrasse 231      Corporate Secretary                   Germany
                             CH-8045 Zurich,
                             Switzerland

                                  SCHEDULE A-6

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                   CREDIT SUISSE FIRST BOSTON (UK) INVESTMENTS


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (UK) Investments. The business address of Credit Suisse First Boston (UK) Investments is One Cabot Square, London, UK, E14 4QJ.


Name                         Business Address          Title                                 Citizenship
---------------------------  ------------------------  ------------------------------------  -----------
Nigel Paul Bretton           One Cabot Square          Director                              Great Britain
                             London E14 4QJ,
                             Great Britain

Costas P. Michaelides        One Cabot Square          Director                              United States
                             London E14 4QJ,
                             Great Britain

Kevin Lester Studd           One Cabot Square          Director                              Great Britain
                             London E14 4QJ,
                             Great Britain

Paul E. Hare                 One Cabot Square          Company Secretary                     Great Britain
                             London E14 4QJ,
                             Great Britain


                                  SCHEDULE A-7

  EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON INTERNATIONAL

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston International. The business address of Credit Suisse First Boston International is One Cabot Square, London, UK, E14 4QJ.


Name                         Business Address          Title                                 Citizenship
---------------------------  ------------------------  ------------------------------------  -----------
Tobias Guldimann             Paradeplatz 8, CH-8070,   Non-Executive Director                Switzerland
                             Zurich Switzerland

Christopher Carter           Seventeen Columbus        Director                              Canada
                             Courtyard
                             London E14 4DA,
                             Great Britain

James Kreitman               One Cabot Square          Director                              United States
                             London E14 4QJ,
                             Great Britain

James H. Leigh-Pemberton     One Cabot Square          Director                              Great Britain
                             London E14 4QJ,
                             Great Britain

Costas P. Michaelides        One Cabot Square          Director                              United States
                             London E14 4QJ,
                             Great Britain

Trevor Charles Price         One Cabot Square          Director                              Great Britain
                             London E14 4QJ,
                             Great Britain

Richard Edward Thornburgh    Eleven Madison Avenue     Director                              United States
                             New York, NY 10010 USA


Paul E. Hare                 One Cabot Square          Company Secretary                     Great Britain
                             London E14 4QJ,
                             Great Britain

Brady W. Dougan              Eleven Madison Avenue     Director                              United States
                             New York, NY 10010 USA


Renato Fassbind              Paradeplatz 8, CH-8070,   Director                              Switzerland
                             Zurich Switzerland

Marco Mazzucchelli           17 Columbus Courtyard     Director                              Great Britain
                             London E14 4DA,
                             Great Britain

                                   Schedule B

The following table lists all trades effected by the Reporting Person in the Company's Common Stock. All share trades were effected in ordinary trading on the NASDAQ between October 25, 2004 and December 22, 2004, inclusive.

Trade Date       Booking Entity       Buy/Sell           Quantity    Price
Oct 25 2004      CSFB LLC             Buy                    442     21.204
Oct 25 2004      CSFB LLC             Buy                     34     21.200
Oct 25 2004      CSFB LLC             Buy                     34     21.200
Oct 25 2004      CSFB LLC             Buy                     34     21.200
Oct 25 2004      CSFB LLC             Buy                     34     21.200
Oct 25 2004      CSFB LLC             Buy                     34     21.200
Oct 25 2004      CSFB LLC             Buy                     34     21.200
Oct 25 2004      CSFB LLC             Buy                     34     21.200
Oct 25 2004      CSFB LLC             Sell                   100     21.000
Oct 25 2004      CSFB LLC             Buy                    100     21.170
Oct 26 2004      CSFB LLC             Buy                    221     21.255
Oct 26 2004      CSFB LLC             Buy                    734     21.417
Oct 26 2004      CSFB LLC             Sell                    34     21.200
Oct 26 2004      CSFB LLC             Buy                    300     21.500
Oct 26 2004      CSFB LLC             Buy                    100     21.370
Oct 27 2004      CSFB LLC             Buy                    170     21.484
Oct 27 2004      CSFB LLC             Buy                  1,937     21.889
Oct 27 2004      CSFB LLC             Sell                   101     21.500
Oct 27 2004      CSFB LLC             Buy                    100     21.830
Oct 27 2004      CSFB LLC             Buy                    100     21.870
Oct 28 2004      CSFB LLC             Buy                    272     21.686
Oct 28 2004      CSFB LLC             Buy                     68     21.810
Oct 28 2004      CSFB LLC             Buy                    493     21.688
Oct 28 2004      CSFB LLC             Buy                    100     21.760
Oct 28 2004      CSFB LLC             Sell                   100     21.680
Oct 28 2004      CSFB LLC             Buy                 18,000     21.709
Oct 29 2004      CSFB LLC             Buy                     68     22.550
Oct 29 2004      CSFB LLC             Sell                    15     22.575
Oct 29 2004      CSFB LLC             Sell                   676     22.580
Oct 29 2004      CSFB LLC             Buy                    100     22.450
Oct 29 2004      CSFB LLC             Buy                     37     22.430
Oct 29 2004      CSFB LLC             Buy                    100     22.575
Oct 29 2004      CSFB LLC             Buy                 25,300     22.354
Oct 29 2004      CSFB LLC             Buy                  1,000     21.940
Nov 1 2004       CSFB LLC             Buy                    493     22.603
Nov 1 2004       CSFB LLC             Buy                     34     22.450
Nov 1 2004       CSFB LLC             Buy                     51     22.460
Nov 1 2004       CSFB LLC             Sell                   680     22.870
Nov 1 2004       CSFB LLC             Sell                   332     22.253
Nov 1 2004       CSFB LLC             Buy                    100     22.470
Nov 1 2004       CSFB LLC             Buy                    248     22.478
Nov 1 2004       CSFB LLC             Buy                    100     22.450
Nov 1 2004       CSFB LLC             Buy                    100     22.410
Nov 1 2004       CSFB LLC             Buy                    200     22.450
Nov 1 2004       CSFB LLC             Buy                 10,000     22.729
Nov 1 2004       CSFB LLC             Buy                  5,000     22.424
Nov 2 2004       CSFB LLC             Buy                    544     23.612
Nov 2 2004       CSFB LLC             Buy                     34     23.810
Nov 2 2004       CSFB LLC             Sell                   748     23.424
Nov 2 2004       CSFB LLC             Sell                   150     23.600
Nov 2 2004       CSFB LLC             Buy                    200     23.460
Nov 2 2004       CSFB LLC             Buy                  5,000     23.903
Nov 2 2004       CSFB LLC             Buy                  5,000     23.483
Nov 2 2004       CSFB LLC             Buy                  5,000     23.134
Nov 3 2004       CSFB LLC             Buy                  1,360     24.157
Nov 3 2004       CSFB LLC             Buy                     68     24.000
Nov 3 2004       CSFB LLC             Buy                     78     24.240
Nov 3 2004       CSFB LLC             Buy                     38     23.910
Nov 3 2004       CSFB LLC             Buy                     68     23.870
Nov 3 2004       CSFB LLC             Buy                     30     23.920
Nov 3 2004       CSFB LLC             Sell                    68     23.850
Nov 3 2004       CSFB LLC             Sell                   100     24.040
Nov 3 2004       CSFB LLC             Buy                    197     24.220
Nov 3 2004       CSFB LLC             Buy                    100     24.180
Nov 3 2004       CSFB LLC             Buy                    100     24.180
Nov 3 2004       CSFB LLC             Buy                  5,000     24.166
Nov 4 2004       CSFB LLC             Buy                    340     24.370
Nov 4 2004       CSFB LLC             Buy                  1,292     24.373
Nov 4 2004       CSFB LLC             Buy                    150     24.500
Nov 4 2004       CSFB LLC             Sell                   231     24.390
Nov 4 2004       CSFB LLC             Buy                    100     24.350
Nov 4 2004       CSFB LLC             Buy                    100     24.350
Nov 4 2004       CSFB LLC             Buy                    500     24.394
Nov 4 2004       CSFB LLC             Buy                 10,000     24.483
Nov 5 2004       CSFB LLC             Buy                     68     24.440
Nov 5 2004       CSFB LLC             Buy                    204     24.000
Nov 5 2004       CSFB LLC             Buy                 10,000     24.391
Nov 8 2004       CSFB LLC             Buy                     41     24.110
Nov 8 2004       CSFB LLC             Sell                    68     23.950
Nov 8 2004       CSFB LLC             Buy                    200     24.030
Nov 8 2004       CSFB LLC             Sell                    24     24.000
Nov 8 2004       CSFB LLC             Buy                    100     24.170
Nov 8 2004       CSFB LLC             Buy                      3     24.020
Nov 8 2004       CSFB LLC             Buy                    100     24.180
Nov 8 2004       CSFB LLC             Buy                  5,000     24.067
Nov 9 2004       CSFB LLC             Buy                     18     24.500
Nov 9 2004       CSFB LLC             Buy                    100     24.480
Nov 9 2004       CSFB LLC             Buy                    300     24.493
Nov 10 2004      CSFB LLC             Buy                     68     24.450
Nov 10 2004      CSFB LLC             Buy                     31     24.500
Nov 10 2004      CSFB LLC             Buy                    500     24.450
Nov 10 2004      CSFB LLC             Buy                    300     24.367
Nov 10 2004      CSFB LLC             Buy                    400     24.010
Nov 10 2004      CSFB LLC             Buy                  5,000     24.480
Nov 11 2004      CSFB LLC             Buy                     68     24.220
Nov 11 2004      CSFB LLC             Buy                    297     24.462
Nov 11 2004      CSFB LLC             Buy                    371     24.647
Nov 11 2004      CSFB LLC             Buy                    745     24.698
Nov 11 2004      CSFB LLC             Sell                   203     24.770
Nov 11 2004      CSFB LLC             Buy                    100     24.740
Nov 11 2004      CSFB LLC             Buy                    400     24.255
Nov 11 2004      CSFB LLC             Buy                    900     24.602
Nov 11 2004      CSFB LLC             Buy                    100     24.470
Nov 12 2004      CSFB LLC             Buy                    228     25.428
Nov 12 2004      CSFB LLC             Buy                    225     25.440
Nov 12 2004      CSFB LLC             Buy                    200     25.150
Nov 12 2004      CSFB LLC             Buy                    592     25.368
Nov 12 2004      CSFB LLC             Buy                    400     25.480
Nov 12 2004      CSFB LLC             Buy                  5,000     24.947
Nov 12 2004      CSFB LLC             Sell                53,226     25.339
Nov 15 2004      CSFB LLC             Buy                    102     26.067
Nov 15 2004      CSFB LLC             Buy                    170     26.354
Nov 15 2004      CSFB LLC             Sell                   149     26.430
Nov 15 2004      CSFB LLC             Buy                     50     25.950
Nov 15 2004      CSFB LLC             Buy                    400     26.155
Nov 15 2004      CSFB LLC             Sell                   200     25.980
Nov 15 2004      CSFB LLC             Sell                   500     26.128
Nov 15 2004      CSFB LLC             Sell                   197     25.980
Nov 15 2004      CSFB LLC             Buy                  5,000     25.788
Nov 15 2004      CSFB LLC             Sell                85,400     26.095
Nov 16 2004      CSFB LLC             Sell                   102     26.830
Nov 16 2004      CSFB LLC             Sell                   442     26.724
Nov 16 2004      CSFB LLC             Buy                    100     26.804
Nov 16 2004      CSFB LLC             Buy                    400     26.800
Nov 16 2004      CSFB LLC             Buy                    100     26.820
Nov 16 2004      CSFB LLC             Sell                   500     26.832
Nov 16 2004      CSFB LLC             Sell                   800     26.784
Nov 16 2004      CSFB LLC             Buy                  5,000     26.716
Nov 16 2004      CSFB LLC             Sell                19,600     26.816
Nov 17 2004      CSFB LLC             Buy                     34     26.970
Nov 17 2004      CSFB LLC             Buy                    795     27.087
Nov 17 2004      CSFB LLC             Sell                   198     26.825
Nov 17 2004      CSFB LLC             Sell                   100     26.750
Nov 17 2004      CSFB LLC             Buy                    100     26.820
Nov 17 2004      CSFB LLC             Buy                    300     26.750
Nov 17 2004      CSFB LLC             Sell                   200     26.850
Nov 17 2004      CSFB LLC             Buy                     83     27.000
Nov 17 2004      CSFB LLC             Sell                93,558     26.890
Nov 18 2004      CSFB LLC             Buy                    136     27.350
Nov 18 2004      CSFB LLC             Buy                     34     27.400
Nov 18 2004      CSFB LLC             Buy                     34     27.310
Nov 18 2004      CSFB LLC             Sell                    68     27.300
Nov 18 2004      CSFB LLC             Sell                    34     27.250
Nov 18 2004      CSFB LLC             Sell                   100     27.380
Nov 18 2004      CSFB LLC             Buy                    200     27.500
Nov 18 2004      CSFB LLC             Sell                   900     27.640
Nov 18 2004      CSFB LLC             Sell                   400     27.665
Nov 18 2004      CSFB LLC             Buy                  5,000     27.345
Nov 18 2004      CSFB LLC             Sell                 4,400     27.363
Nov 19 2004      CSFB LLC             Sell                    34     27.550
Nov 19 2004      CSFB LLC             Sell                   266     27.640
Nov 19 2004      CSFB LLC             Sell                   100     27.550
Nov 19 2004      CSFB LLC             Buy                    100     27.380
Nov 19 2004      CSFB LLC             Sell                   600     27.430
Nov 19 2004      CSFB LLC             Sell                   200     27.540
Nov 19 2004      CSFB LLC             Sell                     6     27.510
Nov 19 2004      CSFB LLC             Buy                  5,000     27.662
Nov 19 2004      CSFB LLC             Sell                 9,100     27.556
Nov 22 2004      CSFB LLC             Buy                     34     33.900
Nov 22 2004      CSFB LLC             Buy                    612     33.852
Nov 22 2004      CSFB LLC             Buy                    132     33.819
Nov 22 2004      CSFB LLC             Buy                    102     33.550
Nov 22 2004      CSFB LLC             Buy                    136     33.850
Nov 22 2004      CSFB LLC             Buy                    442     33.293
Nov 22 2004      CSFB LLC             Buy                    300     33.387
Nov 22 2004      CSFB LLC             Buy                    100     34.560
Nov 22 2004      CSFB LLC             Buy                    200     33.870
Nov 22 2004      CSFB LLC             Buy                    200     33.075
Nov 22 2004      CSFB LLC             Buy                    849     33.064
Nov 22 2004      CSFB LLC             Buy                    100     33.190
Nov 22 2004      CSFB LLC             Sell                   768     33.950
Nov 22 2004      CSFB LLC             Sell                 1,600     33.950
Nov 22 2004      CSFB LLC             Sell                 1,700     33.750
Nov 22 2004      CSFB LLC             Sell                 1,765     28.195
Nov 22 2004      CSFB LLC             Buy                 97,000     32.569
Nov 22 2004      CSFB LLC             Sell                13,200     34.035
Nov 23 2004      CSFB LLC             Buy                    204     33.217
Nov 23 2004      CSFB LLC             Buy                     68     33.190
Nov 23 2004      CSFB LLC             Buy                    372     32.867
Nov 23 2004      CSFB LLC             Buy                     34     32.940
Nov 23 2004      CSFB LLC             Buy                     34     33.240
Nov 23 2004      CSFB LLC             Buy                    272     32.744
Nov 23 2004      CSFB LLC             Buy                    166     33.400
Nov 23 2004      CSFB LLC             Buy                    100     33.000
Nov 23 2004      CSFB LLC             Buy                    100     32.700
Nov 23 2004      CSFB LLC             Buy                    700     32.949
Nov 23 2004      CSFB LLC             Sell                   700     32.830
Nov 23 2004      CSFB LLC             Buy                 12,055     32.680
Nov 23 2004      CSFB LLC             Buy                  6,600     33.265
Nov 23 2004      CSFB LLC             Buy                 75,000     32.895
Nov 24 2004      CSFB LLC             Buy                    102     32.677
Nov 24 2004      CSFB LLC             Sell                   100     32.630
Nov 24 2004      CSFB LLC             Buy                  2,800     32.660
Nov 24 2004      CSFB LLC             Sell                 2,956     32.880
Nov 24 2004      CSFB LLC             Buy                  3,800     32.609
Nov 24 2004      CSFB LLC             Sell                 1,432     32.564
Nov 24 2004      CSFB LLC             Sell                    68     32.700
Nov 24 2004      CSFB LLC             Buy                  5,000     32.661
Nov 26 2004      CSFB LLC             Buy                     34     32.690
Nov 26 2004      CSFB LLC             Sell                   102     32.655
Nov 26 2004      CSFB LLC             Sell                   500     32.635
Nov 29 2004      CSFB LLC             Buy                     56     32.619
Nov 29 2004      CSFB LLC             Buy                     34     32.380
Nov 29 2004      CSFB LLC             Buy                    476     32.570
Nov 29 2004      CSFB LLC             Buy                    166     32.507
Nov 29 2004      CSFB LLC             Buy                    238     32.394
Nov 29 2004      CSFB LLC             Sell                   100     32.339
Nov 29 2004      CSFB LLC             Sell                   900     32.542
Nov 29 2004      CSFB LLC             Sell                   763     32.439
Nov 29 2004      CSFB LLC             Sell                   100     32.490
Nov 29 2004      CSFB LLC             Sell                   300     32.543
Nov 29 2004      CSFB LLC             Sell                   700     32.416
Nov 30 2004      CSFB LLC             Buy                    102     32.343
Nov 30 2004      CSFB LLC             Buy                     34     32.500
Nov 30 2004      CSFB LLC             Buy                    100     32.310
Nov 30 2004      CSFB LLC             Sell                   705     32.400
Nov 30 2004      CSFB LLC             Sell                   960     32.389
Nov 30 2004      CSFB LLC             Sell                   100     32.350
Nov 30 2004      CSFB LLC             Sell                   600     32.365
Nov 30 2004      CSFB LLC             Sell                   100     32.220
Dec 1 2004       CSFB LLC             Buy                    170     32.956
Dec 1 2004       CSFB LLC             Buy                    391     32.859
Dec 1 2004       CSFB LLC             Buy                    442     32.990
Dec 1 2004       CSFB LLC             Buy                    204     33.088
Dec 1 2004       CSFB LLC             Buy                    102     33.067
Dec 1 2004       CSFB LLC             Buy                    100     33.100
Dec 1 2004       CSFB LLC             Sell                   568     32.926
Dec 1 2004       CSFB LLC             Sell                 1,082     32.951
Dec 1 2004       CSFB LLC             Sell                   132     32.893
Dec 1 2004       CSFB LLC             Sell                   500     32.952
Dec 2 2004       CSFB LLC             Buy                    200     33.625
Dec 2 2004       CSFB LLC             Buy                    200     33.775
Dec 2 2004       CSFB LLC             Sell                   170     33.834
Dec 2 2004       CSFB LLC             Sell                 1,000     33.726
Dec 2 2004       CSFB LLC             Sell                   500     33.562
Dec 2 2004       CSFB LLC             Sell                   200     33.660
Dec 2 2004       CSFB LLC             Sell                   100     33.560
Dec 2 2004       CSFB LLC             Sell                   200     33.560
Dec 2 2004       CSFB LLC             Sell                   100     33.560
Dec 3 2004       CSFB LLC             Buy                    100     33.860
Dec 3 2004       CSFB LLC             Buy                    638     34.020
Dec 3 2004       CSFB LLC             Sell                   184     33.946
Dec 3 2004       CSFB LLC             Sell                   200     33.995
Dec 3 2004       CSFB LLC             Buy                  2,441     34.020
Dec 3 2004       CSFB LLC             Sell                 1,100     33.919
Dec 3 2004       CSFB LLC             Sell                   100     33.800
Dec 3 2004       CSFB LLC             Sell                   100     34.000
Dec 3 2004       CSFB LLC             Sell                   300     33.933
Dec 6 2004       CSFB LLC             Sell                   200     34.440
Dec 6 2004       CSFB LLC             Sell                   438     34.587
Dec 6 2004       CSFB LLC             Sell                   300     34.467
Dec 6 2004       CSFB LLC             Sell                   500     34.622
Dec 6 2004       CSFB LLC             Sell                   200     34.260
Dec 6 2004       CSFB LLC             Sell                     5     34.260
Dec 7 2004       CSFB LLC             Sell                   952     33.446
Dec 7 2004       CSFB LLC             Sell                   102     33.493
Dec 7 2004       CSFB LLC             Sell                    68     33.310
Dec 7 2004       CSFB LLC             Sell                   300     33.660
Dec 7 2004       CSFB LLC             Sell                   700     33.414
Dec 7 2004       CSFB LLC             Sell                   600     33.508
Dec 7 2004       CSFB LLC             Sell                   500     33.584
Dec 7 2004       CSFB LLC             Sell                   200     33.730
Dec 7 2004       CSFB LLC             Sell                   100     33.300
Dec 7 2004       CSFB LLC             Buy                  6,326     33.462
Dec 7 2004       CSFB LLC             Buy                  6,900     33.716
Dec 7 2004       CSFB LLC             Sell                   100     33.350
Dec 7 2004       CSFB LLC             Sell                     8     33.730
Dec 7 2004       CSFB LLC             Sell                    84     33.352
Dec 8 2004       CSFB LLC             Buy                    102     32.987
Dec 8 2004       CSFB LLC             Buy                     68     32.770
Dec 8 2004       CSFB LLC             Buy                     34     32.780
Dec 8 2004       CSFB LLC             Buy                    200     32.780
Dec 8 2004       CSFB LLC             Sell                   200     32.800
Dec 8 2004       CSFB LLC             Sell                   600     32.838
Dec 8 2004       CSFB LLC             Sell                   100     32.880
Dec 8 2004       CSFB LLC             Buy                  5,180     32.773
Dec 8 2004       CSFB LLC             Buy                  4,620     32.776
Dec 8 2004       CSFB LLC             Buy                    100     32.720
Dec 8 2004       CSFB LLC             Buy                    400     32.720
Dec 8 2004       CSFB LLC             Sell                   390     32.847
Dec 8 2004       CSFB LLC             Sell                 1,381     32.844
Dec 8 2004       CSFB LLC             Buy                 50,000     32.953
Dec 9 2004       CSFB LLC             Sell                   500     31.794
Dec 9 2004       CSFB LLC             Buy                  1,680     32.660
Dec 9 2004       CSFB LLC             Sell                   300     31.783
Dec 9 2004       CSFB LLC             Sell                   200     31.925
Dec 9 2004       CSFB LLC             Buy                    500     32.846
Dec 9 2004       CSFB LLC             Buy                  1,400     32.784
Dec 9 2004       CSFB LLC             Sell                    76     31.770
Dec 9 2004       CSFB LLC             Sell                   400     31.840
Dec 9 2004       CSFB LLC             Sell                   745     31.880
Dec 9 2004       CSFB LLC             Sell                   279     31.821
Dec 9 2004       CSFB LLC             Sell                 4,983     32.704
Dec 10 2004      CSFB LLC             Sell                   200     33.070
Dec 10 2004      CSFB LLC             Sell                   500     33.158
Dec 10 2004      CSFB LLC             Buy                    231     34.190
Dec 10 2004      CSFB LLC             Buy                    500     34.190
Dec 10 2004      CSFB LLC             Sell                   600     33.170
Dec 10 2004      CSFB LLC             Sell                   200     32.690
Dec 10 2004      CSFB LLC             Sell                   900     33.098
Dec 13 2004      CSFB LLC             Buy                     34     34.150
Dec 13 2004      CSFB LLC             Buy                     34     34.100
Dec 13 2004      CSFB LLC             Buy                  1,606     34.080
Dec 13 2004      CSFB LLC             Buy                    535     34.080
Dec 13 2004      CSFB LLC             Buy                    535     34.080
Dec 13 2004      CSFB LLC             Buy                    535     34.080
Dec 13 2004      CSFB LLC             Buy                    541     34.298
Dec 13 2004      CSFB LLC             Buy                  2,306     34.234
Dec 13 2004      CSFB LLC             Buy                    100     34.560
Dec 13 2004      CSFB LLC             Buy                     36     34.740
Dec 13 2004      CSFB LLC             Buy                    100     34.050
Dec 13 2004      CSFB LLC             Buy                    300     33.923
Dec 13 2004      CSFB LLC             Sell                   300     33.830
Dec 13 2004      CSFB LLC             Buy                    300     34.030
Dec 13 2004      CSFB LLC             Sell                   219     34.080
Dec 13 2004      CSFB LLC             Sell                   391     34.817
Dec 13 2004      CSFB LLC             Sell                   100     34.900
Dec 13 2004      CSFB LLC             Sell                   100     35.270
Dec 13 2004      CSFB LLC             Sell                    80     34.460
Dec 14 2004      CSFB LLC             Buy                    300     33.467
Dec 14 2004      CSFB LLC             Buy                     34     33.780
Dec 14 2004      CSFB LLC             Buy                     34     33.790
Dec 14 2004      CSFB LLC             Buy                     34     33.760
Dec 14 2004      CSFB LLC             Buy                     68     33.970
Dec 14 2004      CSFB LLC             Sell                   100     33.680
Dec 14 2004      CSFB LLC             Sell                   200     34.060
Dec 14 2004      CSFB LLC             Buy                    200     33.960
Dec 14 2004      CSFB LLC             Buy                     81     34.390
Dec 14 2004      CSFB LLC             Sell                   104     34.060
Dec 14 2004      CSFB LLC             Sell                   162     33.790
Dec 14 2004      CSFB LLC             Sell                   571     33.629
Dec 14 2004      CSFB LLC             Sell                   200     33.595
Dec 14 2004      CSFB LLC             Sell                   731     33.750
Dec 14 2004      CSFB LLC             Sell                 2,600     33.757
Dec 14 2004      CSFB LLC             Sell                   200     33.655
Dec 14 2004      CSFB LLC             Sell                   200     33.435
Dec 14 2004      CSFB LLC             Sell                   100     33.510
Dec 14 2004      CSFB LLC             Sell                   100     34.280
Dec 14 2004      CSFB LLC             Buy                    100     33.760
Dec 15 2004      CSFB LLC             Buy                    100     35.050
Dec 15 2004      CSFB LLC             Buy                     34     35.050
Dec 15 2004      CSFB LLC             Buy                    170     35.056
Dec 15 2004      CSFB LLC             Sell                   373     35.190
Dec 15 2004      CSFB LLC             Buy                    300     35.063
Dec 15 2004      CSFB LLC             Buy                    400     35.073
Dec 15 2004      CSFB LLC             Buy                    100     35.050
Dec 15 2004      CSFB LLC             Buy                    500     35.054
Dec 15 2004      CSFB LLC             Sell                   100     35.020
Dec 15 2004      CSFB LLC             Sell                    96     33.830
Dec 15 2004      CSFB LLC             Sell                   300     34.903
Dec 16 2004      CSFB LLC             Sell                    34     35.000
Dec 16 2004      CSFB LLC             Sell                   166     35.050
Dec 16 2004      CSFB LLC             Sell                   100     34.970
Dec 16 2004      CSFB LLC             Sell                   200     34.935
Dec 16 2004      CSFB LLC             Buy                    200     35.020
Dec 16 2004      CSFB LLC             Sell                 1,000     35.002
Dec 16 2004      CSFB LLC             Sell                   100     35.000
Dec 16 2004      CSFB LLC             Buy                    300     34.967
Dec 16 2004      CSFB LLC             Sell                   100     35.030
Dec 16 2004      CSFB LLC             Sell                   200     34.920
Dec 16 2004      CSFB LLC             Sell                   100     35.000
Dec 16 2004      CSFB LLC             Sell                 1,600     34.928
Dec 16 2004      CSFB LLC             Buy                    100     35.050
Dec 16 2004      CSFB LLC             Sell                   100     35.200
Dec 16 2004      CSFB LLC             Buy                 50,000     35.043
Dec 16 2004      CSFB LLC             Buy                  8,500     34.992
Dec 16 2004      CSFB LLC             Buy                  9,200     34.938
Dec 16 2004      CSFB LLC             Buy                    100     34.770
Dec 16 2004      CSFB LLC             Buy                  3,500     34.955
Dec 17 2004      CSFB LLC             Buy                    693     35.283
Dec 17 2004      CSFB LLC             Sell                    34     35.180
Dec 17 2004      CSFB LLC             Sell                   500     35.180
Dec 17 2004      CSFB LLC             Sell                   100     34.962
Dec 17 2004      CSFB LLC             Buy                    102     34.920
Dec 17 2004      CSFB LLC             Sell                   102     35.000
Dec 17 2004      CSFB LLC             Buy                    300     34.980
Dec 17 2004      CSFB LLC             Buy                    200     34.985
Dec 17 2004      CSFB LLC             Sell                   500     34.990
Dec 17 2004      CSFB LLC             Sell                   100     34.970
Dec 17 2004      CSFB LLC             Buy                    200     35.000
Dec 17 2004      CSFB LLC             Sell                   200     35.180
Dec 17 2004      CSFB LLC             Buy                  1,100     35.245
Dec 17 2004      CSFB LLC             Sell                   200     35.300
Dec 17 2004      CSFB LLC             Buy                    200     35.180
Dec 17 2004      CSFB LLC             Buy                  2,021     34.997
Dec 17 2004      CSFB LLC             Buy                  2,279     34.993
Dec 17 2004      CSFB LLC             Buy                  2,500     35.001
Dec 20 2004      CSFB LLC             Buy                     30     35.330
Dec 20 2004      CSFB LLC             Sell                    33     35.330
Dec 20 2004      CSFB LLC             Buy                    200     34.935
Dec 20 2004      CSFB LLC             Sell                   300     34.950
Dec 20 2004      CSFB LLC             Buy                    300     34.963
Dec 20 2004      CSFB LLC             Buy                    252     34.984
Dec 20 2004      CSFB LLC             Sell                    77     35.330
Dec 20 2004      CSFB LLC             Sell                    33     34.960
Dec 20 2004      CSFB LLC             Buy                    100     35.330
Dec 21 2004      CSFB LLC             Buy                  1,100     35.080
Dec 21 2004      CSFB LLC             Buy                  1,283     35.080
Dec 21 2004      CSFB LLC             Sell                   700     35.079
Dec 21 2004      CSFB LLC             Buy                  7,000     35.087
Dec 21 2004      CSFB LLC             Sell                   900     35.072
Dec 21 2004      CSFB LLC             Buy                 50,000     35.097
Dec 21 2004      CSFB LLC             Buy                    136     35.078
Dec 21 2004      CSFB LLC             Buy                    105     35.100
Dec 21 2004      CSFB LLC             Buy                  2,200     35.085
Dec 21 2004      CSFB LLC             Buy                     34     35.140
Dec 21 2004      CSFB LLC             Buy                     17     35.140
Dec 21 2004      CSFB LLC             Sell                   100     35.080
Dec 21 2004      CSFB LLC             Buy                    525     35.070
Dec 21 2004      CSFB LLC             Buy                     68     35.070
Dec 21 2004      CSFB LLC             Buy                    200     35.090
Dec 21 2004      CSFB LLC             Sell                   800     35.070
Dec 21 2004      CSFB LLC             Buy                    800     35.106
Dec 21 2004      CSFB LLC             Buy                  2,100     35.074
Dec 22 2004      CSFB LLC             Buy                     68     35.080
Dec 22 2004      CSFB LLC             Sell                   400     35.070
Dec 22 2004      CSFB LLC             Buy                      3     35.110
Dec 22 2004      CSFB LLC             Buy                    200     35.015
Dec 22 2004      CSFB LLC             Sell                   900     34.977
Dec 22 2004      CSFB LLC             Buy                    295     35.100
Dec 22 2004      CSFB LLC             Sell                   500     34.982
Dec 22 2004      CSFB LLC             Buy                    300     34.950
Dec 22 2004      CSFB LLC             Buy                    400     35.020
Dec 22 2004      CSFB LLC             Sell                   200     34.965